SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

FORTUNET, INC.

(Name of the Issuer)

FortuNet, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities)

Harlan Goodson

Member, Special Committee of the Board of Directors

FortuNet, Inc.

2950 South Highland Drive, Suite C

Las Vegas, Nevada 89109

(702) 796-9090

With copies to:

Timothy J. Harris

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 813-5600

Fax: (650) 494-0792

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,271,900	$447

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 2,787,511 shares of common stock that are proposed to be acquired in the tender offer at a purchase price of $2.25 per share.
**	The filing fee was determined by multiplying the transaction valuation by the filing fee of $71.30 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $447

Form or Registration No.: Schedule 13E-3/Schedule TO (Reg. No. 005-81662)

Filing Parties: The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp. and Yuri Itkis

Date Filed: January 15, 2010

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by FortuNet, Inc., a Nevada corporation (the “Company”) to amend and supplement certain portions of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed on January 27, 2010 with the Securities and Exchange Commission (the “SEC”).

This Schedule 13E-3 relates to the offer made by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), through its wholly owned subsidiary, YI Acquisition Corp., a Nevada corporation (“YI Acquisition”) (the Gaming Trust and YI Acquisition are collectively referred to herein as the “Trust”) disclosed in a combined Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement each filed with the SEC on January 15, 2010, as amended by Amendments No. 1, 2 and 3 filed with the SEC on January 29, 2010, February 16, 2010 and February 18, 2010, respectively, to purchase all outstanding shares of Common Stock (other than those shares held by the Trust) at a price of $2.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Concurrently with the filing of this Amendment No. 1 to the Schedule 13E-3, the Company has filed Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the SEC on January 27, 2010 (as amended and supplemented from time to time, the “Statement”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

Item 15. Additional Information

Item 15 is hereby revised and supplemented by adding the following information:

The Offer expired at midnight, New York City time, on Wednesday, February 17, 2010. The Company has been informed by the Trust that the Trust will purchase all of the shares of Common Stock validly tendered in response to its Offer. The Trust has advised the Company that as of the expiration of the Offer, a total of 2,016,161 shares of Common Stock had been tendered, which includes 27,778 shares subject to guaranteed delivery, and represents approximately 72% of the outstanding shares not owned by the Trust and, together with the shares already beneficially owned by the Trust, approximately 93% of the 11,054,011 outstanding shares of the Company’s common stock, and that all shares validly tendered and not withdrawn have been accepted for purchase.

The Trust has further advised the Company that after it completes its purchase of the tendered shares, it will implement a “short form” merger in which the Company will become a wholly owned subsidiary of the Trust. In the merger, all shares held by the remaining public shareholders of the Company will be cancelled and, subject to the stockholders’ rights to exercise statutory dissenters’ rights, converted into the right to receive $2.25 per share in cash, without interest.

The Trust has stated that it expects to complete the merger promptly upon clearance of any gaming regulatory approvals. Following the merger, the Company’s shares will cease to be traded on the NASDAQ Capital Market.

Item 16. Exhibits

Item 16 is hereby revised and supplemented to add the following exhibits:

2

Exhibit No.	Description

(a)(1)(J)	Amendment No. 1 to the Schedule TO, filed by the Trust on January 29, 2010 (incorporated by reference)*

(a)(1)(K)	Amendment No. 2 to the Schedule TO, filed by the Trust on February 16, 2010 (incorporated by reference)*

(a)(1)(L)	Amendment No. 3 to the Schedule TO, filed by the Trust on February 18, 2010 (incorporated by reference)*

(a)(1)(M)	Press release, dated February 18, 2010, issued by the Trust (incorporated by reference to Exhibit (a)(1)(XI) to the Schedule TO filed by the Trust on February 18, 2010)*

(a)(2)(D)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on February 19, 2010)

*	Indicates a document prepared by the Trust. The Company takes no responsibility for the accuracy or completeness of the information container therein or any other document prepared by the Trust, or incorporated by reference from such documents into this Schedule 13E-3, or for any failure by the Trust to disclose facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010

FortuNet, Inc.

By:	/s/ Harlan Goodson
Name: Harlan Goodson
Title: Member, Special Committee of the Board of Directors

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(J)	Amendment No. 1 to the Schedule TO, filed by the Trust on January 29, 2010 (incorporated by reference)*

(a)(1)(K)	Amendment No. 2 to the Schedule TO, filed by the Trust on February 16, 2010 (incorporated by reference)*

(a)(1)(L)	Amendment No. 3 to the Schedule TO, filed by the Trust on February 18, 2010 (incorporated by reference)*

(a)(1)(M)	Press release, dated February 18, 2010, issued by the Trust (incorporated by reference to Exhibit (a)(1)(XI) to the Schedule TO filed by the Trust on February 18, 2010)*

(a)(2)(D)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on February 19, 2010)

*	Indicates a document prepared by the Trust. The Company takes no responsibility for the accuracy or completeness of the information container therein or any other document prepared by the Trust, or incorporated by reference from such documents into this Schedule 13E-3, or for any failure by the Trust to disclose facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.